General California Municipal Money Market Fund

SEMIANNUAL REPORT May 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for General California Municipal Money Market Fund covers the six-month period from December 1, 2003, through May 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from their 2003 federal tax refunds and mortgage refinancings, continued to spend. At the same time, corporations have become more willing to hire new workers and invest in new projects and equipment. As a result, yields of longer-dated money market securities began to rise in the spring of 2004, as investors increasingly anticipated that the Federal Reserve Board might soon begin raising rates in an attempt to forestall potential inflationary pressures.

No matter where interest rates go from here, however, we continue to believe that the objectives of liquidity and stability make tax-exempt money market funds a valuable component of many investors' portfolios. Indeed, despite recently encouraging economic news, concerns regarding the war on terrorism, instability in Iraq and higher energy prices have caused heightened volatility in the stock and bond markets. As always, we encourage you to speak regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2004



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did General California Municipal Money Market Fund perform during the period?

For the six-month period ended May 31, 2004, the fund produced annualized yields of 0.45% for Class A shares and 0.12% for Class B shares. Taking into account the effects of compounding, the fund also produced annualized effective yields of 0.45% and 0.12% for Class A and Class B shares, respectively.[1]

We attribute the fund's returns to low short-term interest rates throughout the reporting period. However, a substantial supply of newly-issued California securities helped keep tax-exempt yields high compared to yields of comparable taxable money market securities during much of the reporting period.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by constructing a portfolio of high-quality, tax-exempt money market instruments that provide income exempt from federal and California state personal income taxes. Second, we actively manage the fund's average maturity in anticipation of what we believe are supply-and-demand changes in the short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities that are generally issued with maturities in the one-year range may in turn lengthen the fund's weighted average maturity. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. In addition, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

Despite mounting evidence of sustainable economic growth that began to emerge during the summer of 2003, money market yields remained anchored by the 1% federal funds rate throughout the reporting period. During the reporting period's first half, the Federal Reserve Board (the "Fed") repeatedly affirmed its commitment to an accommodative monetary policy, stating that it could be "patient" before raising rates. Later, when economic conditions appeared to indicate that long-dormant inflationary pressures might resurface, the Fed commented that any future rate hikes were likely to be "measured." As a result, yields of tax-exempt money market securities remained relatively stable during the reporting period.

When the reporting period began, California had already experienced considerable political turmoil when voters recalled the state's Democrat governor and elected his Republican successor. The state's fiscal crisis led to a substantially larger issuance of short-term debt in 2003, which put upward pressure on yields. In fact, at times during the reporting period, yields of California tax-exempt instruments exceeded those of comparable taxable securities.

After the election of Governor Schwarzenegger in October, political turmoil began to wane, and by the reporting period's end voters had approved a borrowing plan to address many of the state's more immediate fiscal problems. In addition, better economic conditions appeared to relieve some of the pressure on California's tax revenues. As a result, much of the uncertainty that had plagued the California market was removed and the state's credit rating was upgraded by one of the major rating agencies, taking some of the upward pressure off money market yields.

In this relatively tumultuous market environment, we continued to invest primarily in money market securities backed by third party insurance[2] or bank letters of credit. As such, we sought attractive values among smaller blocks of insured securities from school districts and other localities, as well as variable-rate demand notes with yields that are reset weekly. In addition, we maintained a relatively long weighted average maturity during most of the reporting period in an attempt to earn incrementally higher yields from longer-dated money market instruments.

What is the fund's current strategy?

Reports of a stronger U.S. labor market, higher energy prices and other potential inflationary pressures in the spring of 2004 apparently convinced many investors that the Fed is likely to begin raising interest rates sooner than they previously had believed. As a result, the market began to reflect expectations of an increase in the federal funds rate of 25 to 50 basis points, perhaps as early as the Fed's meeting in late June. In addition, June traditionally is the month in which California comes to market with a substantial percentage of its annual issuance, and the increase in supply may put additional upward pressure on yields. Accordingly, we recently have allowed the fund's weighted average maturity to trend lower, toward the neutral range. This strategy is designed to give us the flexibility we need to capture higher-yielding opportunities as they become available.

June 15, 2004

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or the U.S. government. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yields provided for the fund's Class B shares reflect the absorption of the fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced a yield of −0.01% and an effective yield of −0.01%.*

[2] *Insurance on individual portfolio securities extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

STATEMENT OF INVESTMENTS

May 31, 2004 (Unaudited)

Tax Exempt Investments−102.9%	Principal Amount ($)	Value ($)
ABAG Finance Authority for Non-Profit Corporations, VRDN:		
Recreational Revenue (Jewish Community Center Project) 1.08% (LOC: Allied Irish Bank and The Bank of New York)	8,000,000 a	8,000,000
Revenue (Point Loma Nazarene University) 1.15% (LOC; Allied Irish Bank)	1,500,000 a	1,500,000
Alameda County Industrial Development Authority, Industrial Revenue, VRDN:		
(Plastikon Industries Inc. Project) 1.30% (LOC; California State Teachers Retirement)	3,480,000 a	3,480,000
(Spectrum Label Corp.) 1.30% (LOC; Bank of the West)	3,570,000 a	3,570,000
Benicia Unified School District Revenue, TRAN 1.50%, 8/13/2004	5,000,000	5,004,936
State of California, GO Notes, RAW 2%, 6/16/2004 (LOC: Lehman Brothers Holdings Inc., Merrill Lynch and Societe Generale)	20,000,000	20,007,146
California Educational Facilities Authority College & University Revenue, Refunding VRDN (Art Center Design College) 1.15% (LOC; Allied Irish Bank)	4,250,000 a	4,250,000
California Health Facilities Finance Authority, Revenue, Refunding (Children's Hospital) 6%, 7/1/2004 (Insured; MBIA)	1,000,000	1,004,014
California Housing Finance Agency Revenue (Home Mortgage) 1.15% 8/1/2004 (Liquidity Facility: Bank of Nova Scotia and State Street Bank & Trust Co.)	15,000,000	15,000,000
California Infrastructure and Economic Development Bank, IDR, VRDN:		
(Chaparral Property Project) 1.17% (LOC; Comerica Bank)	1,835,000 a	1,835,000
(International Raisins Inc. Project) 1.27% (LOC; M&T Bank)	3,750,000 a	3,750,000
(Lance Camper Manufacturing Corp.) 1.16% (LOC; Comerica Bank)	6,000,000 a	6,000,000
(Studio Moulding Project) 1.17% (LOC; Comerica Bank)	505,000 a	505,000
(Vandalay Holdings LLC) 1.17% (LOC; Comerica Bank)	2,257,050 a	2,257,050

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California Pollution Control Financing Authority		
SWDR, VRDN:		
(Athens Services Project)		
1.12% (LOC; Wells Fargo Bank)	4,100,000 ᵃ	4,100,000
(Burrtec Waste Industries Inc.)		
1.12% (LOC; U.S. Bank NA)	3,700,000 ᵃ	3,700,000
(California Waste Solutions)		
1.12% (LOC; California State		
Teachers Retirement)	3,760,000 ᵃ	3,760,000
(Chicago Grade Landfill)		
1.17% (LOC; Comerica Bank)	1,665,000 ᵃ	1,665,000
(CR&R Inc. Project)		
1.17% (LOC; Comerica Bank)	3,895,000 ᵃ	3,895,000
(Greenwaste Recovery Project)		
1.17% (LOC; Comerica Bank)	2,415,000 ᵃ	2,415,000
(Metropolitan Recycling Corp. Project):		
1.17%, Series A (LOC; Comerica Bank)	3,370,000 ᵃ	3,370,000
1.17%, Series B (LOC; Comerica Bank)	2,350,000 ᵃ	2,350,000
(Mottra Corp. Project)		
1.12% (LOC; Wells Fargo Bank)	2,235,000 ᵃ	2,235,000
(Norcal Waste System Inc. Project):		
1.12% (LOC; Fleet National Bank)	15,120,000 ᵃ	15,120,000
1.17% (LOC; Comerica Bank)	9,265,000 ᵃ	9,265,000
(Ratto Group Company Inc. Project)		
1.12% (LOC; California State		
Teachers Retirement)	4,400,000 ᵃ	4,400,000
(Specialty Solid Waste Project)		
1.17% (LOC; Comerica Bank)	2,960,000 ᵃ	2,960,000
California Public Works Board, LR (Secretary of State)		
6.10%, 12/1/2004 (Insured; AMBAC)	2,000,000	2,048,560
California Statewide Communities Development		
Authority:		
Revenue (Kaiser Permanente):		
1.08%, 4/1/2005	10,000,000	9,989,241
CP 1.04%, 8/11/2004	6,200,000	6,200,000
VRDN:		
IDR (American Modular System Project)		
1.20% (LOC; Bank of the West)	600,000 ᵃ	600,000
Revenue:		
(Kaiser Permanente) 1.13%	4,300,000 ᵃ	4,300,000
Refunding (University Retirement		
Community Davis) 1.10% (Insured; Radian		
Bank and Liquidity Facility; Bank of America)	1,500,000 ᵃ	1,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California Statewide Communities Development Corporation, IDR, VDRN:		
(American River)		
1.26% (LOC; California State Teachers Retirement)	1,575,000 [a]	1,575,000
(Evapco Inc. Project)		
1.26% (LOC; California State Teachers Retirement)	175,000 [a]	175,000
(Flambeau Airmold Corp.)		
1.16% (LOC; Royal Bank of Canada)	1,800,000 [a]	1,800,000
(Florestone Products Co.)		
1.26% (LOC; California State Teachers Retirement)	670,000 [a]	670,000
(Lesaint)		
1.16% (LOC; PNC Bank)	1,560,000 [a]	1,560,000
(Setton Properties)		
1.16% (LOC; Wells Fargo Bank)	200,000 [a]	200,000
(South Bay Circuits)		
1.26% (LOC; California State Teachers Retirement)	1,050,000 [a]	1,050,000
Chula Vista, LR, COP, Refunding (Town Centre II Parking Project) 3%, 9/1/2004 (Insured; AMBAC)	1,250,000	1,255,806
East Side Union High School District, GO Notes Refunding (Santa Clara County) 3%, 9/1/2004 (Insured; FSA)	1,000,000	1,004,317
Federal Home Loan Mortgage Corporation MFHR, VRDN 1.26% (Liquidity Facility; FHLMC)	18,462,283	18,462,283
Fontana Unified School District GO Notes, TRAN 1.75%, 7/2/2004	5,000,000	5,002,721
Huntington Park Public Financing Authority, LR VRDN (Parking Project) 1.19% (LOC; Union Bank of California)	3,000,000 [a]	3,000,000
Los Angeles Industrial Development Authority Empowerment Zone Facility Revenue, VRDN (AAA Packing & Shipping Project) 1.16% (LOC; California State Teachers Retirement)	3,000,000 [a]	3,000,000
Madera Unified School District, GO Notes (Election 2002) 4%, 8/1/2004 (Insured; FSA)	995,000	1,000,001
Northern California Power Agency, Public Power Revenue, Refunding (Geothermal Project No. 3) 5%, 7/1/2004 (Insured; AMBAC)	2,000,000	2,006,160

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Pacific Housing and Finance Agency, LR (Lease Power Project) 4.625%, 12/1/2004 (Insured; MBIA)	2,680,000	2,728,341
Redlands Unified School District, GO Notes (Election 2002) 2%, 7/1/2004 (Insured; FSA)	1,275,000	1,276,037
Riverside County Industrial Development Authority, IDR, VRDN (California Mold Inc. Project) 1.27% (LOC; Bank of the West)	2,910,000 [a]	2,910,000
San Bernardino County Industrial Development Authority, IDR, VRDN (W&H Voortman) 1.26% (LOC; California State Teachers Retirement)	2,100,000 [a]	2,100,000
San Diego Area Housing and Finance Agency, LR VRDN 1.15% (Liquidity Facility; Societe Generale)	13,000,000 [a]	13,000,000
San Diego Housing Authority, MFHR, VRDN (Logan Square Apartments) 1.20% (Liquidity Facility; Merrill Lynch)	8,330,000 [a]	8,330,000
Selma Public Financing Authority, LR, Refunding VRDN (Street Improvement and Redevelopment Project) 1.13% (LOC; Allied Irish Bank)	6,720,000 [a]	6,720,000
Vallejo Public Financing Authority Local Agency Revenue (Glen Cove) 1.10%, 9/2/2004 (Insured; AMBAC)	1,015,000	1,015,000
Victor Valley Joint Union High School District GO Notes, TRAN 1.25%, 6/30/2004	5,000,000	5,000,977
Visalia Unified School District GO Notes, TRAN 2%, 9/4/2004	9,500,000	9,524,978
Whittier, College and University Revenue Refunding, VRDN (Whittier College) 1.17% (Insured; Radian Bank and Liquidity Facility; The Bank of New York)	7,000,000 [a]	7,000,000
Yuba Community College District GO Notes, TRAN 1.50%, 8/20/2004	4,900,000	4,905,302
Total Investments (cost $266,306,879)	**102.9%**	**266,307,870**
Liabilities, Less Cash and Receivables	**(2.9%)**	**(7,528,671)**
Net Assets	**100.0%**	**258,779,199**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
		LR	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CP	Commercial Paper		
FHLMC	Federal Home Loan Mortgage Corporation	**MFHR**	Multi Family Housing Revenue
		RAW	Revenue Anticipation Warrants
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GO	General Obligation	**TRAN**	Tax and Revenue Anticipation Notes
IDR	Industrial Development Revenue	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
F1+,F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	93.9
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	6.1
					100.0

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	266,306,879	266,307,870
Interest receivable		1,269,924
Prepaid expenses		27,010
		267,604,804
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		130,283
Cash overdraft due to Custodian		8,563,079
Payable for shares of Beneficial Interest redeemed		70,345
Accrued expenses		61,898
		8,825,605
Net Assets ($)		**258,779,199**
Composition of Net Assets ($):		
Paid-in capital		258,805,041
Accumulated net realized gain (loss) on investments		(26,833)
Accumulated gross unrealized appreciation on investments		991
Net Assets ($)		**258,779,199**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	244,149,762	14,629,437
Shares Outstanding	244,178,066	14,626,975
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**1,492,717**
Expenses:	
Management fee–Note 2(a)	674,358
Shareholder servicing costs–Note 2(c)	141,374
Professional fees	24,752
Custodian fees	22,399
Distribution and prospectus fees–Note 2(b)	17,031
Registration fees	18,481
Prospectus and shareholders' reports	14,883
Trustees' fees and expenses–Note 2(d)	5,048
Miscellaneous	6,937
Total Expenses	**925,263**
Less–reduction in distribution plan fees and shareholder servicing costs due to undertaking–Note 2(b,c)	(10,727)
Net Expenses	**914,536**
Investment Income–Net	**578,181**
Net Unrealized Gain (Loss) on Investments–Note 1(b) ($)	**991**
Net Increase in Net Assets Resulting from Operations	**579,172**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2004 (Unaudited)	Year Ended November 30, 2003
Operations ($):		
Investment income−net	578,181	1,936,880
Net realized gain (loss) on investments	–	800
Net unrealized appreciation (depreciation) on investments	991	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**579,172**	**1,937,680**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(567,747)	(1,889,572)
Class B shares	(10,434)	(47,308)
Total Dividends	**(578,181)**	**(1,936,880)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	491,841,724	1,462,665,342
Class B shares	56,159,819	81,304,752
Dividends reinvested:		
Class A shares	546,788	1,784,874
Class B shares	10,359	46,913
Cost of shares redeemed:		
Class A shares	(501,872,965)	(1,589,224,509)
Class B shares	(59,210,907)	(71,697,143)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(12,525,182)**	**(115,119,771)**
Total Increase (Decrease) in Net Assets	**(12,524,191)**	**(115,118,971)**
Net Assets ($):		
Beginning of Period	271,303,390	386,422,361
End of Period	**258,779,199**	**271,303,390**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended May 31, 2004	Year Ended November 30,				
Class A Shares	(Unaudited)	2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.002	.006	.010	.022	.030	.024
Distributions:						
Dividends from investment income−net	(.002)	(.006)	(.010)	(.022)	(.030)	(.024)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.44[a]	.55	1.01	2.20	3.04	2.44
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.66[a]	.62	.61	.58	.58	.61
Ratio of net investment income to average net assets	.45[a]	.56	1.00	2.20	2.98	2.42
Net Assets, end of period ($ X 1,000)	244,150	253,633	378,407	476,007	597,054	523,890

[a] *Annualized.*
See notes to financial statements.

	Six Months Ended May 31, 2004		Year Ended November 30,			
Class B Shares	(Unaudited)	2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.001	.004	.006	.018	.026	.020
Distributions:						
Dividends from investment income–net	(.001)	(.004)	(.006)	(.018)	(.026)	(.020)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.12[a]	.36	.62	1.78	2.63	2.06
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.98[a]	.83	1.00	1.00	1.00	.95
Ratio of net investment income to average net assets	.12[a]	.30	.61	1.86	2.53	2.06
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.13[a]	.24	.10	.04	.05	.13
Net Assets, end of period ($ X 1,000)	14,629	17,670	8,016	3,795	9,948	17,314

[a]   *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General California Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A and Class B. Class A shares and Class B shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and, Class A shares and Class B shares are subject to a Shareholders Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2004, sub-accounting service fees amounted to $4,182 for Class B shares and are included in shareholder servicing cost. Income expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost. Under the terms of the custody agreement, the fund received net earnings credits of $12,298 during the period ended May 31, 2004, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $26,833 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2003. If not applied, $5,616 of the carryover expires in fiscal 2005, $8,381 expires in fiscal 2006 and $12,836 expires in fiscal 2007.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2003 was all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended May 31, 2004, there was no expense reimbursement pursuant to the Agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $113,808, Rule 12b-1 distribution fees $2,768, shareholder services plan fees $4,032, and transfer agency per account fees $11,138, which are offset against an expense reimbursement currently in effect in the amount of $1,463.

(b) Under the Distribution Plan with respect to Class B ("Class B Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005 of 1% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an annual rate not to exceed .20 of 1% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2004, Class B shares were charged $17,031 pursuant to the Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the average daily net assets of Class A shares for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2004, Class A shares were charged $54,098 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Class B Shareholder Services Plan"), Class B shares pay the Distributor, at an annual rate of .25 of 1% of the value of the average daily net assets of Class B shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2003 through May 31, 2004, to reduce the expenses of Class B shares to the extent that, if the aggregate expenses of Class B shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of Class B shares. In addition, the Manager may, at times, limit certain money market fund expenses in an effort to enhance yields of a fund, or a particular class of a fund, as applicable, because of low interest rates. The Manager limited fund expenses on the fund (Class B) to maintain a minimum yield of 15 basis points on the taxable money markets and 10 basis points on the municipal money market funds. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. During the period ended May 31, 2004, Class B shares were charged $25,092 of which $10,727 was reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2004, the fund was charged $33,078 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

General California
Municipal Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Information can be viewed online or downloaded from:
http://www.dreyfus.com

 0573SA0504